STOCK AWARD AGREEMENT

Legion Works Inc

THIS AGREEMENT, made as of January 6th, 2019 (the "Date of Grant"), between Legion Works Inc, a Delaware Corporation located at 4275 Executive Square, Suite 200, La Jolla, CA 92037 (the "Company"), and Raj Beri, who resides at 809 Huntley Dr., West Hollywood, CA 90069, an advisor to the Company (the "Grantee").

WHEREAS, the Grantee has been and is involved in the Company's formation and initial investment offering and providing the Company with use of technology built for the Company's investment offering and introductions to key vendors to be used in the Company's investment offering.

WHEREAS, the Company's founders and Board of Directors has determined to grant to the Grantee an Award of Founders Shares ("Shares") as provided herein to reward the Grantee for his involvement in the formation of the Company and preparation and execution of the Company's investment offering.

WHEREAS, the Company has offered the Grantee 1.5% equity in the Company for his involvement in helping to prepare and execute its investment offering.

WHEREAS, the Grantee's equity is granted in Shares that should be treated the same as Shares owned by the rest of the founding team.

WHEREAS, the Grantee's involvement in helping to found the company must continue through to, at least, the successful preparation and execution of the Company's investment offering.

NOW, THEREFORE, the parties hereto agree as follows:

1. Grant of Shares in the Company.

1.1 The Company hereby grants to the Grantee an award of Shares (the "Award") equal to 1.5% equity in the Company at the time of the signing of this Agreement, or 140,000 shares.

1.2 The vesting period for these Shares will be six months from the date of this Agreement. Vesting will occur in equal monthly increments at 1/6 of the total number of granted Shares.

2. Restrictions on Transfer.

The Shares issued under this Agreement may not be sold, transferred or otherwise disposed of and may not be pledged or otherwise hypothecated until all restrictions on such Shares shall have lapsed in the manner provided in Section 3, or 4 hereof.

3. Effect of Certain Terminations of Employment.

If the Grantee's advisory terminates as a result of the Grantee's death, Retirement or becoming Disabled, or if the Grantee is terminated with Cause, defined as material breach of this Agreement, Shares which have not become vested shall cease to vest, as of the date of such termination.

4. Effect of Change in Control.

In the event of a Change in Control at any time on or after the Date of Grant, all Shares which have not become vested shall immediately and fully vest, and the restrictions on such Shares shall lapse.

5. Dividends and Voting Rights.

Upon issuance of the Shares, the Grantee shall have all of the rights of a stockholder with respect to such Shares, including the right to vote and to receive all dividends or other distributions paid or made with respect thereto, subject to the same restrictions on transfer, forfeiture and vesting schedule as the Shares in respect of which such dividends or distributions were made.

6. Execution of Award Agreement.

The Shares granted to the Grantee pursuant to the Award shall be subject to the Grantee's execution and return of this Agreement to the Company no later than January 15th, 2020. If this Agreement is not so executed and returned on or prior to the Grantee Return Date, as applicable, the Shares evidenced by this Agreement shall be forfeited, and neither the Grantee nor the Grantee's heirs, executors, administrators and successors shall have any rights with respect thereto.

7. Withholding of Taxes.

Prior to the delivery to the Grantee (or the Grantee's estate, if applicable) of a stock certificate or evidence of book entry Shares in respect of which all restrictions have lapsed, the Grantee (or the Grantee's estate) shall pay to the Company the federal, state and local income taxes and other amounts as may be required by law to be withheld by the Company (the "Withholding Taxes") with respect to such Shares.

8. Grantee Bound by the Agreement.

The Grantee hereby acknowledges receipt of a copy of this full Agreement and agrees to be bound by all the terms and provisions thereof.

9. Modification of Agreement.

This Agreement may be modified, amended, suspended or terminated, and any terms or conditions may be waived, but only by a written instrument executed by the parties hereto.

10. Severability.

Should any provision of this Agreement be held by a court of competent jurisdiction to be unenforceable or invalid for any reason, the remaining provisions of this Agreement shall not be affected by such holding and shall continue in full force in accordance with their terms.

11 Governing Law.

The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of California without giving effect to the conflicts of laws principles thereof.

12. Entire Agreement.

This Agreement and the terms and conditions of the Plan constitute the entire understanding between the Grantee and the Company and its Subsidiaries, and supersede all other agreements, whether written or oral, with respect to the Award.

13. Headings.

The headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

14. Counterparts.

This Agreement may be executed simultaneously in two or more counterparts, each of which shall constitute an original, but all of which taken together shall constitute one and the same agreement.

LEGION WORKS INC	
By:	
Date:	Name & Title: 01/12/2020 1/14/2020
Grantee	RAJ BERI Ryan Bettencourt
By:	
Date:	Name & Title: CEO, LEGION